EXHIBIT 99.1

Press Release Dated July 24, 2012,

Suncor Energy reports 2012 second quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2012 second quarter results

All financial information, unless otherwise noted, is unaudited, in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain financial measures in this news release – namely operating earnings, cash flow from operations, cash operating costs for Oil Sands and return on capital employed (ROCE) – are not prescribed by GAAP. See the Operating Earnings Reconciliation and Non-GAAP Financial Measures section of this news release. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Calgary, Alberta (July 24, 2012) – Suncor Energy Inc. recorded second quarter operating earnings of $1.258 billion ($0.81 per common share), compared to $980 million ($0.62 per common share) in the second quarter of 2011. The increase in operating earnings compared to the second quarter of 2011 was due primarily to increased production volumes in our upstream businesses, combined with increased refinery margins and throughputs in the downstream, partially offset by lower upstream price realizations.

Cash flow from operations was $2.344 billion ($1.51 per common share) in the second quarter of 2012, compared to $1.982 billion ($1.26 per common share) in the second quarter of 2011. The increase in cash flow from operations was primarily due to the same factors affecting operating earnings.

Net earnings were $333 million ($0.21 per common share) in the second quarter of 2012, compared to net earnings of $562 million ($0.36 per common share) for the second quarter of 2011. Return on capital employed for the twelve months ended June 30, 2012 was 14.3%, compared to 11.1% for the twelve months ended June 30, 2011.

Suncor’s total upstream production during the second quarter of 2012 averaged 542,400 barrels of oil equivalent per day (boe/d), compared to 460,000 boe/d during the second quarter of 2011.

Oil Sands production (excluding Suncor’s proportionate share of production from the Syncrude joint venture) contributed an average of 309,200 barrels per day (bbls/d) in the second quarter of 2012, compared with second quarter 2011 production of 243,400 bbls/d. The increase in Oil Sands production was primarily due to the planned maintenance event at Upgrader 2 in the same quarter last year and the continued ramp up of production from Firebag in 2012, partially offset by an unplanned outage at Upgrader 2 in the first quarter of 2012 that extended into the second quarter.

The ramp up of production from new well pads at Firebag is proceeding in line with expectations. Bitumen production from the company’s Firebag operations averaged 95,800 bbls/d in the second quarter of 2012, compared to 83,600 bbls/d in the first quarter of 2012 and 56,400 bbls/d in the second quarter of 2011. Production was also higher due to output from nine infill wells, which was processed at new central processing facilities that have excess capacity during the Stage 3 ramp up.

Cash operating costs for Oil Sands (excluding Syncrude) decreased to $39.00 per barrel in the second quarter of 2012 and $38.55 per barrel for the first six months of 2012, compared to $48.40 per barrel in the second quarter of 2011 and $41.05 for the first six months of 2011. The decrease in cash operating

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costs per barrel is primarily a reflection of higher production volumes, lower maintenance and natural gas energy costs, and efficiencies gained by extending the mine into the North Steepbank area.

“The ramp up in production from Firebag and North Steepbank clearly demonstrates the progress we are making on operational excellence and cost management,” said Steve Williams, president and chief executive officer. “Our goal is to steadily increase efficiency, reliability and production.”

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 28,600 bbls/d of production during the second quarter of 2012, compared to 33,800 bbls/d in the same quarter of 2011. The decrease was primarily due to planned maintenance in 2012.

The Exploration and Production segment contributed 204,600 boe/d of production in the second quarter of 2012, compared to second quarter 2011 production of 182,800 boe/d. The increase was primarily due to the restart of operations in Libya and improved reliability at Buzzard, partially offset by the ongoing suspension of the company’s operations in Syria as a result of political unrest and international sanctions and the start of off-station maintenance programs for Terra Nova and White Rose.

In the company’s downstream Refining and Marketing segment, total refined product sales averaged 87,500 cubic metres per day during the second quarter of 2012, compared to 82,200 cubic metres per day in the second quarter of 2011. Refinery utilization averaged 94% in the second quarter of 2012, and refineries in Western North America ran at full capacity. During the second quarter of 2012, feedstock costs at Suncor’s inland refineries decreased, reflecting lower overall crude prices and wider market discounts to West Texas Intermediate (WTI).

“Suncor’s ability to deliver strong operating earnings and cash flow despite widening price discounts to WTI further illustrates the strength and value of our integrated model,” said Williams. “This reduced exposure to market volatility coupled with exceptional performance from our Western North America refineries allowed Suncor to produce consistent financial results in the second quarter.”

Strategy and Operational Update

Suncor continues to move forward on its growth strategy, focused on the Firebag Stage 4 expansion and projects in its Oil Sands Ventures business. In the second quarter, construction activities at Firebag Stage 4 proceeded according to plan. The company expects to begin steaming new well pads in the fourth quarter of 2012 and achieve initial production early in the first quarter of 2013. For the Voyageur upgrader, Fort Hills and Joslyn North projects, the company intends to present a development plan in 2013 for each of the projects to Suncor’s Board of Directors for a sanctioning decision. The development of each of these projects is also subject to approval by the joint venture owners of the respective project.

Suncor also continued to advance other strategic capital projects. The company completed the tailings management (TROTM) infrastructure project and commenced operations. Through the TROTM process, fluid fine tailings are converted more rapidly into a solid landscape suitable for reclamation. Also in our Oil Sands business, the company is in the process of starting up the hydrotreating unit and hydrogen plant of the new Millennium Naphtha Unit (MNU), which is expected to be fully operational in the third quarter of 2012. The company expects that the MNU will stabilize secondary upgrading capacity and provide flexibility during maintenance activities for secondary upgrading units in future quarters.

“We continue to make steady progress on our capital projects,” said Williams. “The progress of construction activities at the Firebag Stage 4 expansion, which is 90% complete, and the implementation of TROTM are evidence of our disciplined approach to project execution. I’m particularly proud of our TROTM accomplishment – this project marks another first for the oil sands mining industry and, as a result of this new technology and the company’s capital investment to reconfigure its tailings operations, Suncor has cancelled plans for five additional tailings ponds.”

In the company’s East Coast Canada operations, the Canada-Newfoundland and Labrador Offshore Petroleum Board approved the Hebron Development Application. Suncor expects that project sanction decisions from the joint venture owners of the Hebron project should be finalized late in 2012 or early 2013. The estimated 21-week dockside maintenance program for the Terra Nova Floating Production, Storage and Offloading (FPSO) vessel commenced in June. The planned work includes the replacement of the FPSO water injection swivel and the replacement of subsea infrastructure to help remediate hydrogen sulphide issues. The estimated 18-week off-station maintenance program for the White Rose FPSO, primarily to address issues with the FPSO propulsion system, commenced in May. Both maintenance programs are currently on schedule.

In the company’s offshore International operations, improved reliability from Buzzard resulted in production volumes of 57,900 boe/d for the second quarter of 2012. Offshore Norway, the second appraisal well for the Beta discovery did not encounter hydrocarbons. This well is part of an ongoing appraisal program that includes plans to acquire new seismic data and complete further appraisal drilling over 2013 and 2014.

In other International operations, the company has exited force majeure under its contractual obligations in Libya, including with respect to exploration activities. Suncor is currently assessing its ability to restart exploration activities in the second half of 2012. Suncor remains engaged with the National Oil Corporation and with its joint venture partner as production continues to be restored and stabilized. Production from Libya averaged 42,700 bbls/d during the second quarter of 2012.

In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company has not recorded any production from Syria in 2012. The situation in Syria has not improved, and the company is not certain if or when it will be feasible to resume operations. Based on an assessment of expected future net cash flows over a range of possible outcomes, the company recorded after-tax impairment charges and write-offs of $694 million against its assets in Syria in the second quarter of 2012. After these adjustments, the carrying value of Suncor’s net assets in Syria at June 30, 2012 was approximately $250 million.

In North America Onshore operations, production from certain fields in northeast British Columbia and southeast Alberta was shut in due to low natural gas prices and the permanent closure of a third-party processing plant. These fields represented incremental production of approximately 23 million cubic feet per day of natural gas equivalent in the second quarter of 2011.

Suncor continues its program to return value to shareholders. As at July 20, 2012, the company had returned $1.237 billion to shareholders in 2012, through $872 million in share repurchases and $365 million in dividends. The company is currently authorized to repurchase up to $1 billion of its common shares in 2012. The company’s second quarter dividend increased 18% to $0.13 per common share from $0.11 per share in the first quarter of 2012.

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on April 30, 2012. The key changes to the company’s guidance presented below include:

•                 The increase in outlook for International production reflects the restart of production in Libya and the suspension of operations in Syria.

•                 The narrowing of the ranges in the outlook for Oil Sands production reflects unplanned maintenance at upgrading facilities during the first six months of 2012. The changes in the outlook for synthetic crude oil (SCO) and bitumen sales reflect changes in the sales mix from the first six months of 2012.

•                 The decrease for the realization on the Oil Sands crude sales basket reflects the higher overall percentage of bitumen sales from the first six months of 2012 and wider price discounts for crude oil supply out of Western Canada that reflect expected market conditions. Suncor’s integration with inland refineries in the Refining and Marketing segment is expected to recapture much of the decline in price realizations relative to WTI, through lower feedstock costs.

	2012 Full Year Outlook April 30, 2012	2012 Full Year Outlook Revised July 24, 2012	Actual Six Months Ended June 30, 2012
Suncor Total Production	530,000 – 580,000	540,000 – 580,000	552,200
(boe/d)
Oil Sands(1)
(bbls/d)
Production	325,000 – 355,000	325,000 – 345,000	307,500
Sales
Synthetic crude oil	299,000 – 327,000	280,000 – 295,000	271,000
Diesel	10%	10%	11%
Sweet	35%	35%	35%
Sour	55%	55%	54%
Bitumen	26,000 – 28,000	45,000 – 50,000	42,100
Realization on crude sales basket	WTI @ Cushing less Cdn$10.00 to Cdn$15.00 per barrel	WTI @ Cushing less Cdn$13.00 to Cdn$18.00 per barrel	WTI @ Cushing less Cdn$13.63 per barrel
International
Production (boe/d)	67,000 – 75,000	77,000 – 85,000	98,300

(1)                                  Excludes Suncor’s proportionate share of production and operating costs from the Syncrude joint venture.

Certain outlook assumptions were also revised. For further details regarding Suncor’s 2012 revised corporate guidance, see www.suncor.com/guidance.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2012	2011	2012	2011
Net earnings as reported	333	562	1 790	1 590
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	143	(54)	15	(216)
Impairments and write-offs(2)	694	514	694	514
Impact of income tax rate adjustments on deferred income taxes(3)	88	—	88	442
(Gain) loss on significant disposals	—	(42)	—	128
Operating earnings	1 258	980	2 587	2 458

(1)	Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)	The 2012 adjustment reflects the impairment and write-off of assets in Syria. The 2011 adjustment reflects the impairment of assets in Libya.

(3)

The 2012 adjustment reflects the elimination of the planned general corporate income tax rate reduction in the Province of Ontario. The 2011 adjustment reflects the increase to the United Kingdom tax rate on oil and gas profits from the North Sea.

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below. See also the Forward-Looking Information section of this news release for additional risks and assumptions underlying this forward-looking information.

Assumptions for the Oil Sands and Syncrude 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in the second half of 2012. Assumptions for the North America Onshore, East Coast Canada, and International 2012 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, and successful execution of planned maintenance events. Factors that could potentially impact Suncor’s 2012 Full Year Outlook include, but are not limited to:

•

Bitumen supply. A temporary decline in bitumen ore grade quality is expected to impact mining operations until the fourth quarter of 2012. In addition, bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance.

•

Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands are dependent on the successful start-up of the MNU hydrogen plant.

•	Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, refining, pipeline, or offshore assets.

•	Planned maintenance events. Production estimates, including SCO rates, could be negatively impacted if planned maintenance events – such as those currently planned in

2012 for Oil Sands and in Exploration and Production – are affected by unexpected events or not executed effectively.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

All financial information, unless otherwise noted, has been prepared in accordance with Canadian GAAP, specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which is within the framework of International Financial Reporting Standards (IFRS).

Certain financial measures in this news release – namely operating earnings, cash flow from operations, cash operating costs for Oil Sands and return on capital employed (ROCE) – are not prescribed by GAAP. Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 24, 2012 (the MD&A) and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions.

Forward-looking statements in this news release include references to: the expectation that the company will begin to steam new well pads in the fourth quarter of 2012 at Firebag and achieve initial production early in the first quarter of 2013; project sanction decisions for the Voyageur upgrader, Fort Hills and Joslyn North projects as well as Hebron; the plan for MNU to be fully operation in the third quarter of 2012 and the expectation that it will stabilize secondary upgrading capacity and provide flexibility during maintenance activities for secondary upgrading units in future quarters; the estimated 21-week dockside maintenance program for the Terra Nova FPSO, which includes the replacement of the FPSO water injection swivel and the replacement of subsea infrastructure; the estimated 18-week off-station maintenance program for the White Rose FPSO, primarily to address issues with the FPSO propulsion system; Suncor’s appraisal program offshore Norway that includes plans to acquire new seismic data and complete further appraisal drilling over 2013 and 2014; and Suncor’s assessment of asset impairment in Syria, including the amounts recorded as impairment charges and write-offs in the second quarter of 2012 and the carrying value of such assets as at June 30, 2012.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com.

A full copy of Suncor’s second quarter 2012 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s second quarter results, visit www.suncor.com/webcasts.

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403-296-4000

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